06008469

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 25328

RECEIVED MAR 0 2 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADIE, DOUGLAS Keith d/b/a ARK INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 SOUTH MAY AVENUE
(No. and Street)

ATHENS (City) OHIO (State) 45701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS K. ADIE (740) 593-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED JUN 30 2006 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES P. SMITH SMITH & BARNES, CPA's
(Name – *if individual, state last, first, middle name*)

49 JOHNSON RD PO BOX 8 (Address) THE PLAINS (City) OHIO (State) 45780 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS K. ADIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARK INVESTMENTS, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PROPRIETOR

Title

Notary Public

BEANNA M. REYNOLDS
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires April 25, 2010
Commission Recorded in Meigs County

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

DOUGLAS K. ADIE dba
ARK INVESTMENTS

FINANCIAL STATEMENTS

December 31, 2005 and 2004

Jim Smith, CPA

Smith&Barnes

Jay Barnes, CPA

INDEPENDENT AUDITOR'S REPORT

Douglas K. Adie, dba
Ark Investments
91 South May Avenue
Athens, Ohio 45701

We have audited the accompanying balance sheets of Douglas K. Adie, dba Ark Investments (a sole proprietorship) as of December 31, 2005 and 2004, and the related statements of income, changes in owner's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas K. Adie, dba Ark Investments as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information in schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Barnes

The Plains, Ohio
February 19, 2006

740-797- 4542 • 800-321-4542 • f 740-797-4540
49 Johnson Road, P.O. Box 8, The Plains, Ohio 45780

DOUGLAS K. ADIE, dba
Ark Investments
Balance Sheets
December 31, 2005 and 2004

ASSETS

	2005	2004
Current assets:		
Cash in banks	$ 67,298	$ 68,060
Cash deposit with broker	10,263	10,098
Investment Account	140,762	40,875
Total current assets	$ 218,323	$ 119,033
Total assets	$ 218,323	$ 119,033

LIABILITIES & OWNER'S EQUITY

	2005	2004
Current liabilities:		
Accrued expenses	$0	$0
Total liabilities	$0	$0
Equity:		
Owner's equity	$ 218,323	$ 119,033
Total equity	$ 218,323	$ 119,033

See accompanying notes and accountants report

DOUGLAS K. ADIE, dba
Ark Investments
Statement of Income
For the Year ended December 31, 2005 and 2004

	2005	2004
Income:		
Fees and commissions	$ 5,620	$ 6,523
Interest and dividends	1,746	466
Revenue - investment company shares	-	801
Total income	$ 7,366	$ 7,790
Expenses:		
Communications	$ 4,384	$ 3,595
Occupancy expense	3,219	1,854
Regulatory fees and expenses	1,946	1,197
Other operating expenses	2,671	6,488
Total expense	$ 12,220	$ 13,134
Net loss	$ (4,854)	$ (5,344)

See accompanying notes and accountants report

DOUGLAS K. ADIE, dba
Ark Investments
Statement of Changes in Owner's Equity
For the Year ended December 31, 2005 and 2004

	2005	2004
Owner's equity at beginning of year	$ 119,033	$ 82,035
Net loss for the year	(4,854)	(5,344)
Unrealized gain on investments	100,344	-
Owner's contribution during year	3,800	42,342
Owner's equity at end of the year	$ 218,323	$ 119,033

See accompanying notes and accountants report

DOUGLAS K. ADIE, dba
Ark Investments
Statement of Cash Flows
For the Year ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net loss	$ (4,854)	$ (5,344)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in investments	(99,887)	(40,875)
Net cash provided/used by operations	$ (104,741)	$ (46,219)
Cash flows from financing activities:		
Owners capital contribution	$ 3,800	$ 42,342
Unrealized gain on investments	100,344	-
Net cash provided by investing activities	$ 104,144	$ 42,342
Net increase (decrease) in cash	$ (597)	$ (3,877)
Cash at beginning of year	78,158	82,035
Cash at end of year	$ 77,561	$ 78,158

See accompanying notes and accountants report

DOUGLAS K. ADIE, dba
Ark Investments
December 31, 2005

1. Summary of Significant Accounting Policies:

Nature of Operations:
The Organization is a sole proprietorship offering investment services. Its main source of revenue is commissions on sales.

Basis of Accounting:
The Organization utilizes the accrual basis of accounting.

Income Taxes:
The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all resources; accordingly, no provision for income tax is made in these statements.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			218,323 [3480]
2.	Deduct ownership equity not allowable for Net Capital			0 [3490]
3.	Total ownership equity qualified for Net Capital			218,323 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			218,323 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		0 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	0 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			218,323 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			

1. Exempted securities [3735]

2. Debt securities [3733]

3. Options [3730]

4. Other securities 22,432 [3734]

D. Undue Concentration [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0 [3736]

-22,432 [3740]

10. Net Capital 195,891 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) 0 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) 50,000 [3758]

13. Net capital requirement (greater of line 11 or 12) 50,000 [3760]

14. Excess net capital (line 10 less 13) 145,891 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) 195,891 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 0 [3790]

17. Add:

A. Drafts for immediate credit [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited [3810]

C. Other unrecorded amounts (List)

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC DAIN RAUSCHER INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

DOUGLAS K. ADIE, dba
Ark Investments
Reconciliation of Audited Net Capital to Broker/Dealer's
Unaudited Net Capital as Reported on Form X-17A-5

	Audited	Unaudited	Difference
Net capital as reported	$ 218,323	$ 218,323	$ -
Differences			
Cash & Investments	218,323	218,323	-
Totals	$ 218,323	$ 218,323	$ -

Schedule II

DOUGLAS K. ADIE, dba
Ark Investments
Report on Material Inadequacies

No material inadequacies were found to exist during the period of this audit.